Franco-Nevada Corporation 199 Bay Street Suite 2000, P.O. Box 285 Commerce Court West Toronto, Ontario M5L 1G9 Tel: 416-306-6300 Fax: 416-306-6330 www.franco-nevada.com

August 11, 2017

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC, U.S.A.

Dear Mr. Decker,

We write in response to the comments raised by the Staff of the U.S. Securities and Exchange Commission in the comment letter to Sandip Rana dated June 29, 2017.  For ease of reference, we have reproduced the questions from your letter and provided our response directly below the question.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Audited Consolidated Financial Statements

Note 2 – Significant Accounting Policies

(f) Royalty, Stream and Working Interests, page 11

(g) Working Interests in Oil and Gas Properties, page 12

1.

In your response you state that you have developed and consistently applied a list of scenarios you consider when determining whether a project falls under the scope of IFRS 6 or IAS 16. However, the various scenarios you have provided occur at very different times in the lifecycle of a mine and, in some cases, can be temporally distant from each other. Please tell us how, conceptually, the application of scenarios that have a wide timeframe of applicability results in consistent demonstrations of technical feasibility and commercial viability across a wide range of projects.

Please refer to our response to question 2 below. Management uses a combination of the scenarios listed in its assessment of technical feasibility and commercial viability of its projects. We believe the framework further described below results in a consistent application of our criteria. We also believe that the scenarios we have clarified in response to question 2 result in a consistent demonstration of technical feasibility and commercial viability at or near the time an operator would have the information necessary to make a positive decision to invest in the construction/development of a mine and related infrastructure.

2.

In your response, you note several scenarios you consider when determining when assets have demonstrated technical feasibility and commercial viability. Please tell us how you evaluate and give weight to these scenarios in making your determination. For example, tell us whether multiple scenarios must be satisfied in order to demonstrate technical feasibility and commercial viability, or whether only one scenario need be satisfied to demonstrate technical feasibility and commercial viability. Tell us whether there are projects for which one or more of these scenarios have been met, but you have not moved the project from IFRS 6 to IAS 16, and explain the scenario(s) and how you considered it in making your determination(s).

Although not explicitly stated in our accounting policy note disclosure, the primary factor the Company considers in its classification of mineral properties is whether mineral reserves or resources have been established, or in the case of mineralized material at operating mines, there is a history of established mineral reserves or resources. We propose to amend our accounting policy note disclosure in the financial statements going forward to clarify the consideration of this primary factor in our assessment of technical feasibility and commercial viability.

The Company also considers the scenarios detailed in its accounting policy note disclosure in its assessment of technical feasibility and commercial viability: properties under development, permitting, feasibility or advanced exploration. The Company considers these scenarios to identify whether there is any significant factor aside from the establishment of mineral reserves or resources that would modify this primary factor. Finally, the probability of an asset generating cash flows to the Company in the next five years is also taken into consideration, which is further discussed in our response to question 4 below.

Below is a description and hierarchy of scenarios/factors considered by the Company in assessing technical feasibility and commercial viability:

Primary Factor:

Geology

a.	Have mineral reserves or resources been established, and if so, are the assumptions and conditions still valid?
b.	If not, is the mineralized material located near an operating mine with a history of established mineral reserves or resources?

Secondary Factors

Accessibility and authorizations

a.	Is the property and related necessary mine infrastructure in development/construction?
b.	Have the necessary permits to construct and/or operate the property been obtained or are obtainable?

Scoping, pre-feasibility or feasibility

a.	Does a feasibility or pre-feasibility study with positive results exist, and if so, are the assumptions and conditions still valid?
b.	Does a preliminary economic assessment with positive results exist, and if so, are the assumptions and condition still valid?

The Company will consider that technical feasibility and commercial viability will have been met if mineral reserves or resources have been established unless there is information identified from the secondary factors that would indicate a significant modification to the primary factor. Only in the case of a significant modification due to the secondary factors would a property with established mineral reserves or resources be determined to not be technically feasible and commercially viable; resulting in classification as exploration under IFRS 6.

For example, one of the Company’s exploration assets includes a property with established mineral resources, but where the feasibility study was completed by the previous owner of the project. The current owner, which is the party from whom Franco-Nevada purchased the royalty interest, is in the process of producing a new, comprehensive PEA for the development of all of its projects in the area. Further, the permitting and eventual development of the project are pending negotiations with the federal and provincial governments as well as First Nation communities. In this instance, the Company considers that notwithstanding the existence of mineral resources, the technical feasibility of the project has not been established due to the operator re-establishing a new scoping study, and the commercial viability has not been demonstrated due to uncertainty with respect to development permitting.

Another example of an asset the Company classified as an exploration asset is a deposit that is owned by the operator of a large, producing mining complex. Although the deposit is located immediately north of the mining complex, conversion of mineralized material into mineral reserves or resources has not been established due to the distance from the processing facility and the availability of more readily accessible and economic ore bodies. In this case, the Company considers that although the permitting scenario has been met, the technical feasibility and commercial viability of the project has not been established as there has been no history of conversion to mineral reserves or resources for the deposit.

3.

One of the scenarios you note in your response is whether the property is in permitting. Please tell us why you believe there is a correlation between permitting and the demonstration of technical feasibility and commercial viability; specifically, tell us how obtaining a permit demonstrates either technical feasibility or commercial viability of the underlying project. Also, tell us how you consider situations in which an operator may initiate permitting – for strategic or local regulatory considerations – well in advance of the establishment of resources or reserves.

As noted in our response to question 2 above, the Company does not believe that permitting alone is a demonstration of technical feasibility and commercial viability; however the Company believes that the status of permitting is a relevant factor to consider in evaluating commercial viability. For clarity, note that when referring to permitting for purposes of evaluating the classification of royalty interests, the Company is referring to permits for construction or to conduct mining of a property, in contrast to exploration permits.

If an operator initiated permitting without established reserves or resources, the Company would not consider the conditions of IFRS 6 paragraph 5 (b) to have been met because permitting alone does not address the technical feasibility of a project.

If the Company has determined that the technical feasibility of a project has been demonstrated, the Company would consider the likelihood of the operator obtaining the required permits in the evaluation of commercial viability. As noted in the first example provided in the response to question 2, if there is significant uncertainty as to whether the operator will be able to obtain permits to mine or construct on a property then this may, in combination with other factors, lead the Company to conclude that a royalty interest remained in the exploration stage.

4.

In regards to the final scenario you noted in your response – “the property has a reasonable possibility of generating steady-state revenue for the Company in the next five years” – you state you have adopted this timeline to capture potential situations where the owner of a project has indicated that although mineral reserves and resources may exist, there is uncertainty with respect to the eventual development of the project due to, for instance, financing constraints or prioritization of other projects it may own, such that cash flow to the Company from such project is uncertain. These considerations appear to be beyond the demonstration of a project’s technical feasibility and commercial viability (i.e., they are operator-specific business considerations involving the operator’s ability and intent to develop them, which neither impact a project’s technical feasibility nor its commercial viability) and therefore do not appear consistent with paragraph 5(b) of IFRS 6. Please modify your policy consistent with IFRS 6, or tell us why you believe the policy is consistent with IFRS 6. Also, tell us whether such a change in policy would have impacted your historical financial statements for the periods presented, and if so, quantify the impact.

The Company believes that operator-specific constraints are one factor that is relevant in the assessment of commercial viability of the Company’s mineral interests because the Company does not control or exert significant influence over the eventual development and commercialization of any of its properties. Further, as IFRS 6 does not specifically preclude the consideration of operator-specific constraints, the Company does not believe it is inconsistent with IFRS 6.

Notwithstanding the above, the Company acknowledges that evaluation of operator-specific constraints and the five-year timeline in particular are subjective and sensitive to management judgement, and is receptive to modifying its accounting policy. The Company reviewed the factors relevant in the classification of exploration and advanced properties for the periods presented and considered whether the exclusion of operator-specific constraints would impact the historical classification in these periods. The Company has assessed that there would be no material impact on its historical financial statements for the periods presented if the five-year time horizon was not considered as part of the Company’s accounting policy.

We propose to amend our disclosures in the financial statements to remove the consideration of the five-year timeline from our accounting policy going forward.

5.

In your response, you state that in instances where technical feasibility and commercial viability may have been demonstrated in the past, but where changes in conditions have caused you to conclude the commercial viability of the project is in doubt, you consider and assess impairment under IAS 36, recognize any resulting impairment loss, and reclassify the property as an exploration asset. Please clarify whether this results in an asset or other capitalized costs transferring from the scope of IAS 16 back into the scope of IFRS 6, and if so, tell us your basis under IFRS for doing so. Also, tell us whether this has occurred in the past three years and, if so, the circumstances surrounding the transfer and the amount of assets or capitalized costs transferred.

The Company has re-assessed the guidance under IFRS and determined that once an asset is reclassified out of exploration & evaluation assets under IFRS 6 it is subject to other regular IFRS standards (i.e. IAS 16). On that basis, the Company acknowledges the staff’s comment and will modify its policy to ensure that there are no transfers of assets from the scope of IAS 16 back into the scope of IFRS 6. Furthermore the Company has evaluated all transfers of its properties during the past three years and confirmed that there have been no material transfers from the scope of IAS 16 back into the scope of IFRS 6, individually or in aggregate.

We trust the foregoing responses are satisfactory and thank you in advance for your attention to this matter.

Sincerely,

Franco-Nevada Corporation

/s/ Sandip Rana
Sandip Rana, Chief Financial Officer